Exhibit 99.1

58.com Announces Receipt of Updated Preliminary Non-Binding Proposal

BEIJING, April 30, 2020 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online classifieds marketplace, today announced that its Board of Directors (the “Board”) has received a preliminary non-binding proposal letter dated April 30, 2020 (the “Proposal Letter”) from Warburg Pincus Asia LLC, General Atlantic Singapore Fund Pte. Ltd., Ocean Link Partners Limited, and Mr. Jinbo Yao, Chairman of the Board and Chief Executive Officer of 58.com (collectively, the “Consortium”), with respect to the proposed “going-private” transaction (the “Proposed Transaction”) wherein the Consortium proposes to acquire all of the outstanding ordinary shares of the Company, including Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs”, each representing two Class A ordinary shares) for US$27.50 in cash per ordinary share, or US$55.00 in cash per ADS. A copy of the proposal letter is attached hereto as Exhibit A. The Consortium was formed in furtherance of the proposed transaction initially set forth in the preliminary non-binding proposal letter submitted by Ocean Link Partners Limited to the Company on April 2, 2020, and the Proposal Letter updates the initial proposal letter accordingly. As previously announced, the Board had formed a committee of two independent directors (the “Special Committee”) to evaluate the Proposed Transaction, or any alternative strategic option that the Company may pursue. The Special Committee will continue to evaluate the Proposed Transaction in light of the latest development.

The Board and the Special Committee caution the Company’s shareholders and others considering trading the Company's securities that no decisions have been made with respect to the Proposed Transaction or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the Proposed Transaction or that any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to any transaction, except as required under applicable law.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online classifieds marketplace, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com’s broad, in-depth and high-quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the outbreak of COVID-19 or other health epidemics in China or globally; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Exhibit A

Updated Preliminary Non-Binding Proposal
to Acquire 58.com Inc.

April 30, 2020

The Board of Directors
58.com Inc.
Building 105, 10 JiuXianQiao North Road Jia
Chaoyang District, Beijing 100015
The People's Republic of China

Dear Board Members,

Reference is made to the preliminary non-binding proposal dated April 2, 2020 (the "Original Proposal", as amended and updated by this letter and as may be further amended and updated from time to time, the "Proposal") from Ocean Link Partners Limited (together with its affiliated investment entities, "Ocean Link") to acquire all of the outstanding ordinary shares of 58.com Inc. (the "Company") in a going private transaction (the "Transaction").

We, Warburg Pincus Asia LLC (together with its affiliated investment entities, "Warburg Pincus"), General Atlantic Singapore Fund Pte. Ltd. (together with its affiliated investment entities, "General Atlantic"), Ocean Link, and Mr. Jinbo Yao, the Chief Executive Officer of the Company (collectively, the "Initial Consortium Members"), are pleased to update the Proposal to, among other things, inform you that we are forming a buyer consortium with respect to the proposed Transaction (the "Consortium").

We believe that our Proposal provides an attractive opportunity for the Company's shareholders. The Proposal represents a premium of approximately 17.8% to the closing price of the Company's ADSs on the trading day immediately preceding the Original Proposal and a premium of 17.1% to the volume-weighted average closing price during the last 15 calendar days preceding the Original Proposal.

Set forth below are the updated primary terms of our Proposal:

1. Consortium Members.  The Initial Consortium Members have agreed to work exclusively with each other in pursuing the proposed Transaction. The Initial Consortium Members in the aggregate hold approximately 44.1% of the total voting power of the Company's issued and outstanding shares.

2. Purchase Price. We propose to acquire all of the outstanding ordinary shares of the Company and the American Depositary Shares of the Company (each, an "ADS", representing two Class A ordinary shares of the Company). The consideration payable for each ADS to be acquired will be US$55.00 in cash, or US$27.50 in cash per ordinary share (in each case other than those ADSs or ordinary shares that may be rolled over in connection with the proposed Transaction).

3. Funding. We intend to fund the Transaction with a combination of equity and debt financing, and we expect the commitments for the required funding, subject to the terms and conditions set forth in the equity and debt financing documents, to be in place when the definitive agreements for the Transaction (the "Definitive Agreements") are signed.  Equity financing will be provided by the Initial Consortium Members and additional members that may be admitted into the Consortium.  We are confident of our ability to secure adequate financing for the Transaction in a timely manner.

4. Due Diligence. We, along with our advisors, are prepared to move expeditiously to carry out our due diligence on the Company.  The Initial Consortium Members, together with our advisors, have significant experience in structuring and consummating transactions of this type and believe that we will be in a position to complete customary due diligence for the Transaction in a timely manner and in parallel with negotiation of the Definitive Agreements.

5. Definitive Agreements. We are prepared to promptly negotiate and finalize the Definitive Agreements. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Transaction will provide superior value to the Company's shareholders. We understand that the Company's Board of Directors has established a special committee (the "Special Committee") comprised of independent directors to evaluate our Proposal and any alternative strategic option that the Company may pursue.  We look forward to promptly engaging with the Special Committee and its advisors to discuss our Proposal.

In considering our Proposal, you should be aware that the Initial Consortium Members do not intend to sell their shares in the Company to any third party or support any competing bid to our Proposal while remaining a member of the Consortium.

7. About Warburg Pincus.  Warburg Pincus is a leading global private equity firm focused on growth investing. Warburg Pincus has more than $54 billion in private equity assets under management. Warburg Pincus' active portfolio of more than 185 companies is highly diversified by stage, sector, and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 19 private equity funds, which have invested more than $83 billion in over 895 companies in more than 40 countries. Warburg Pincus is headquartered in New York with offices in Amsterdam, Beijing, Berlin, Hong Kong, Houston, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo, Shanghai, and Singapore.

8. About General Atlantic. General Atlantic is a leading global growth equity firm providing capital and strategic support for growth companies. Established in 1980, General Atlantic has more than 180 investment professionals based in New York, Greenwich, Palo Alto, São Paulo, London, Munich, Mexico City, Beijing, Shanghai, Hong Kong, Mumbai, Singapore and Jakarta. General Atlantic combines a collaborative global approach, sector specific expertise, a long-term investment horizon and a deep understanding of growth drivers to partner with management teams to build exceptional businesses worldwide. General Atlantic has $37 billion in assets under management, and the firm's unique capital base is comprised of long-term commitments primarily from wealthy families and large charitable foundations; this affords General Atlantic with flexibility in investment structures and time horizon, enabling a strong partnership approach with growth companies.

9. About Ocean Link. Ocean Link is a private equity firm with a focus on China's consumer, travel and TMT sectors. Ocean Link currently manages two USD funds and an RMB Fund. With teams in Shanghai, Beijing and Hong Kong, Ocean Link invests in the leading companies across the value chain and sub-verticals of the abovementioned sectors.

10. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction or in connection with the Company's securities. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

11. Governing Law. This letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof.

We would like to express our commitment to working collaboratively with the Special Committee and its advisors to bring the Transaction to a successful and timely conclusion. Should you have any questions regarding our Proposal, please do not hesitate to contact us.

Sincerely,

Warburg Pincus Asia LLC
By: Julian Cheng, Managing Director
/s/ Julian Cheng

General Atlantic Singapore Fund Pte. Ltd.
By: Ong Yu Huat, Director
/s/ Ong Yu Huat

Ocean Link Partners Limited
By: Tony Tianyi Jiang, Partner
/s/ Tony Tianyi Jiang

Jinbo Yao
/s/ Jinbo Yao